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                               January 11, 2021

       Scott Rajeski
       Chief Executive Officer
       Latham Topco, Inc.
       787 Watervliet Shaker Road
       Latham, New York 12110

                                                        Re: Latham Topco, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
15, 2020
                                                            CIK No. 0001833197

       Dear Mr. Rajeski:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our certificate of incorporation will provide that the Court of Chancery of the State, page 37

   1. Please ensure that your disclosure regarding the scope of your exclusive forum provision is consistent with your
disclosure on page 118. In that regard, we note that on page 118 you disclose that your
certificate of incorporation will provide the federal district courts of the United States of
America shall be the exclusive forum for the resolution of any complaint asserting a
cause of action arising under the Securities Act. If the provision applies to Securities
Act claims, please also revise your prospectus to state that there is uncertainty as to
whether a court would enforce such provision. If your exclusive forum provision does
not apply to actions arising under the Securities Act or Exchange
                                                        Act, please also ensure
that the exclusive forum provision in the governing documents
 Scott Rajeski
FirstName  LastNameScott Rajeski
Latham Topco,  Inc.
Comapany
January 11,NameLatham
            2021        Topco, Inc.
January
Page  2 11, 2021 Page 2
FirstName LastName
         states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Use of Proceeds, page 42

2. We note that you intend to use some of the proceeds from this offering to repay certain indebtedness. Please provide the information described in Instruction 4 to Item 504 of
         Regulation S-K.
Business, page 69

3. Please balance your disclosure to discuss any material disadvantages of fiberglass pools as compared to vinyl and cement pools.
4. Please describe the terms of your franchise agreements and exclusive dealer agreements.
Accelerate Fiberglass Material Conversion through Unique Market Positioning, page 79

5. We note the table included in this section. Please revise to include the assumptions related to the key metrics provided in the table.
22 Subsequent Events
Acquisition of G.L. International, LLC, page F-36

6. We note your subsequent event disclosure of the acquisition of G.L. International, LLC.
          It appears the acquisition is potentially significant in the context of Rule 3-05 of
         Regulation S-X. Please evaluate the need to provide acquisition financial statements for the acquired business.
General

7. We note that some of your industry data used in your prospectus was commissioned by you. Please provide the consent of the third-party in accordance with Rule 436.
8. Please revise to include the basis for your statements regarding your market position. For example, we note your disclosure on page 87 that you hold the #1 position in the fiberglass pool category in New Zealand and Australia.
 Scott Rajeski
Latham Topco, Inc.
January 11, 2021
Page 3

       You may contact Andri Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameScott Rajeski                           Sincerely,
Comapany NameLatham Topco, Inc.
                                                          Division of
Corporation Finance
January 11, 2021 Page 3                                   Office of
Manufacturing
FirstName LastName